A14 1/22/2002

TC 1/17/02



02005350

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-28300

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JAN 15 2002 364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-00 (MM/DD/YY) AND ENDING 09-30-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Liberty Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2424 Vista Way, Suite 202
(No. and Street)

Oceanside, CA 92054
(City) (State)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO TH[IS REPO]RT

Donald D. Hensel (760) 722-2991
(Area Code — Telephone No.)

U.S. POST OFFICE DELAYED

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James R. Jamieson, CPA The Jamieson Company
(Name — *if individual, state last, first, middle name*)

2424 Vista Way, Suite 201, Oceanside, CA 92054
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KM

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald D. Hensel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Liberty Securities, Inc., as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

SEE ATTACHED NOTARY CERTIFICATE

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California }
}ss.
County of San Diego }

Subscribed and sworn to ~~(or affirmed)~~ before me Margaret R. Wilke this 21st day of November, 2001, by

(1) Donald D. Hensel
Name of Signer(s)

MARGARET R. WILKE
Comm. # 1276568
NOTARY PUBLIC-CALIFORNIA
San Diego County
My Comm. Expires Sep. 11, 2004

Signature of Notary Public

Optional

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: First Liberty Securities Annual Audited Report

Document Date: September 30, 2001 Number of Pages: 17

Signers(s) Other Than Named Above: None

2000 Corporate Return
prepared for:

First Liberty Securities, Inc.
P.O. Box 1793
Carlsbad, CA 92008

The Jamieson Company CPA
2424 Vista Way Ste 201
Oceanside, CA 92054-6171

CLIENT 256

THE JAMIESON COMPANY CPA
2424 VISTA WAY STE 201
OCEANSIDE, CA 92054-6171
(760) 722-1607

November 20, 2001

First Liberty Securities, Inc.
P.O. Box 1793
Carlsbad, CA 92008

Dear Don:

Enclosed is your 2000 Federal Corporation Income Tax Return. The original should be signed at the bottom of page one. No tax is payable with the filing of this return. Mail the Federal return on or before December 17, 2001 to:

INTERNAL REVENUE SERVICE
FRESNO, CA 93888-0012

Enclosed is your 2000 California Corporation Franchise or Income Tax Return. The original should be signed at the bottom of page two. No tax is payable with the filing of this return. Mail the California return on or before December 17, 2001 to:

FRANCHISE TAX BOARD
P.O. BOX 942857
SACRAMENTO, CA 94257-0500

Your estimated tax schedule for 2001 is listed below:

Due Date	California
1/15/02	$ 800
3/15/02	0
6/17/02	0
9/16/02	0

	$ 800

Please be sure to call if you have any questions.

Sincerely,

James R Jamieson CPA

Form **1120**

Department of the Treasury
Internal Revenue Service

U. S. Corporation Income Tax Return

For calendar year 2000 or tax year beginning 10/01, 2000, ending 9/30, 20 01

▶ **Instructions are separate. See page 1 for Paperwork Reduction Act Notice.**

OMB No. 1545-0123

2000

A Check if a:
1 Consolidated return (attach Form 851) ☐
2 Personal holding co. (attach Sch. PH) ☐
3 Personal service corp. (as defined in Temporary Regs. sec. 1.441-4T- see instructions) ☐

Use IRS label. Otherwise, print or type.

FIRST LIBERTY SECURITIES, INC.
P.O. BOX 1793
CARLSBAD, CA 92008

B Employer identification number: 95-3798976

C Date incorporated: 9/14/1982

D Total assets (see page 8 of instructions): $ 12,415

E Check applicable boxes: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Change of address

INCOME	1a	Gross receipts/sales 2,091 b Less returns & allowances c Balance ▶	1c	2,091
	2	Cost of goods sold (Schedule A, line 8)	2	
	3	Gross profit. Subtract line 2 from line 1c	3	2,091
	4	Dividends (Schedule C, line 19)	4	
	5	Interest	5	130
	6	Gross rents	6	
	7	Gross royalties	7	
	8	Capital gain net income (attach Schedule D (Form 1120))	8	
	9	Net gain or (loss) from Form 4797, Part II, line 18 (attach Form 4797)	9	
	10	Other income (see page 8 of instructions – attach schedule)	10	
	11	**Total income.** Add lines 3 through 10 ▶	11	2,221
DEDUCTIONS (SEE INSTRUCTIONS FOR LIMITATIONS)	12	Compensation of officers (Schedule E, line 4)	12	
	13	Salaries and wages (less employment credits)	13	
	14	Repairs and maintenance	14	
	15	Bad debts	15	
	16	Rents	16	
	17	Taxes and licenses	17	1,404
	18	Interest	18	
	19	Charitable contributions (see page 11 of instructions for 10% limitation)	19	
	20	Depreciation (attach Form 4562) — 20:		
	21	Less depreciation claimed on Schedule A and elsewhere on return — 21a:	21b	
	22	Depletion	22	
	23	Advertising	23	
	24	Pension, profit-sharing, etc., plans	24	
	25	Employee benefit programs	25	
	26	Other deductions (attach schedule) SEE STATEMENT 1	26	2,637
	27	**Total deductions.** Add lines 12 through 26 ▶	27	4,041
	28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11	28	-1,820
	29	**Less: a** Net operating loss (NOL) deduction (see page 13 of instrs.) STMT 2 — 29a: 0		
		b Special deductions (Schedule C, line 20) — 29b:	29c	
TAX AND PAYMENTS	30	**Taxable income.** Subtract line 29c from line 28	30	-1,820
	31	**Total tax** (Schedule J, line 11)	31	0
	32	**Payments:**		
	a	1999 overpayment credited to 2000 — 32a:		
	b	2000 estimated tax payments — 32b:		
	c	Less 2000 refund applied for on Form 4466 — 32c: ( ) d Bal ▶ 32d: 0		
	e	Tax deposited with Form 7004 — 32e:		
	f	Credit for tax paid on undistributed capital gains (attach Form 2439) — 32f:		
	g	Credit for Federal tax on fuels (attach Form 4136). See instructions — 32g:	32h	0
	33	Estimated tax penalty (see page 14 of instructions). Check if Form 2220 is attached ▶ ☐	33	
	34	**Tax due.** If line 32h is smaller than the total of lines 31 and 33, enter amount owed	34	0
	35	**Overpayment.** If line 32h is larger than the total of lines 31 and 33, enter amount overpaid	35	
	36	Enter amount of line 35 you want: **Credited to 2001 estimated tax ▶** **Refunded ▶**	36	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer ▶ Date ▶ Title

CLIENT'S COPY

Paid Preparer's Use Only

Preparer's signature ▶ Date — Check if self-employed ☒ — Preparer's SSN or PTIN: 454-74-6090

Firm's name (or yours if self-employed) address, and ZIP code ▶ THE JAMIESON COMPANY CPA, 2424 VISTA WAY STE 201, OCEANSIDE, CA 92054-6171

EIN: 33-0156784

Phone no.: (760) 722-1607

Schedule A Cost of Goods Sold (See page 14 of instructions.)

1	Inventory at beginning of year	1	
2	Purchases	2	
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule)	5	
6	**Total.** Add lines 1 through 5	6	
7	Inventory at end of year	7	
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on line 2, page 1	8	

9a Check all methods used for valuing closing inventory:

(i) ☐ Cost as described in Regulations section 1.471-3

(ii) ☐ Lower of cost or market as described in Regulations section 1.471-4

(iii) ☐ Other (Specify method used and attach explanation.) ▶

b Check if there was a writedown of subnormal goods as described in Regulations section 1.471-2(c) ▶ ☐

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ▶ ☐

d If the LIFO inventory method was used for this tax year, enter percentage (or amounts) of closing inventory computed under LIFO | 9d |

e If property is produced or acquired for resale, do the rules of section 263A apply to the corporation? ☐ Yes ☐ No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation ☐ Yes ☐ No

Schedule C Dividends and Special Deductions (See page 15 of instructions.)

		(a) Dividends received	(b) %	(c) Special deductions (a) x (b)
1	Dividends from less-than-20%-owned domestic corporations that are subject to the 70% deduction (other than debt-financed stock)		70	
2	Dividends from 20%-or-more-owned domestic corporations that are subject to the 80% deduction (other than debt-financed stock)		80	
3	Dividends on debt-financed stock of domestic and foreign corporations (section 246A)		see instr.	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		42	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		48	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs that are subject to the 70% deduction		70	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs that are subject to the 80% deduction		80	
8	Dividends from wholly owned foreign subsidiaries subject to the 100% deduction (section 245(b))		100	
9	**Total.** Add lines 1 through 8. See page 16 of instructions for limitation			
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from certain FSCs that are subject to the 100% deduction (section 245(c)(1))		100	
12	Dividends from affiliated group members subject to the 100% deduction (section 243(a)(3))		100	
13	Other dividends from foreign corporations not included on lines 3, 6, 7, 8, or 11			
14	Income from controlled foreign corporations under subpart F (attach Form(s) 5471)			
15	Foreign dividend gross-up (section 78)			
16	IC-DISC and former DISC dividends not included on lines 1, 2, or 3 (section 246(d))			
17	Other dividends			
18	Deduction for dividends paid on certain preferred stock of public utilities			
19	**Total dividends.** Add lines 1 through 17. Enter here and on line 4, page 1 ▶			
20	**Total special deductions.** Add lines 9, 10, 11, 12, and 18. Enter here and on line 29b, page 1 ▶			

Schedule E Compensation of Officers (See instructions for line 12, page 1.)

Note: Complete Schedule E only if total receipts (line 1a plus lines 4 through 10 on page 1, Form 1120) are $500,000 or more.

1 (a) Name of officer	(b) Social security number	(c) Percent of time devoted to business	Percent of corporation stock owned (d) Common	(e) Preferred	(f) Amount of compensation
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	

2	Total compensation of officers	
3	Compensation of officers claimed on Schedule A and elsewhere on return	
4	Subtract line 3 from line 2. Enter the result here and on line 12, page 1	

Schedule J Tax Computation (See page 17 of instructions.)

1	Check if the corporation is a member of a controlled group (see sections 1561 and 1563) ▶ ☐ **Important:** Members of a controlled group, see instructions on page 17.		
2a	If box on line 1 is checked, enter corp's share of $50,000, $25,000, & $9,925,000 taxable inc brackets (in that order): (1) $ (2) $ (3) $		
b	Enter the corporation's share of: (1) Additional 5% tax (not more than $11,750) $ (2) Additional 3% tax (not more than $100,000) $		
3	Income tax. Check if a qualified personal service corporation under section 448(d)(2) (see page 17) ▶ ☐	3	0
4	Alternative minimum tax (attach Form 4626)	4	
5	Add lines 3 and 4	5	0
6a	Foreign tax credit (attach Form 1118) — 6a		
b	Possessions tax credit (attach Form 5735) — 6b		
c	Check: ☐ Nonconventional source fuel credit ☐ QEV credit (attach Form 8834) — 6c		
d	General business credit. Enter here & check which forms are attached: ☐ 3800 ☐ 3468 ☐ 5884 ☐ 6478 ☐ 6765 ☐ 8586 ☐ 8830 ☐ 8826 ☐ 8835 ☐ 8844 ☐ 8845 ☐ 8846 ☐ 8820 ☐ 8847 ☐ 8861 — 6d		
e	Credit for prior year minimum tax (attach Form 8827) — 6e		
f	Qualified zone acadamy bond credit (attach Form 8860) — 6f		
7	**Total credits.** Add lines 6a through 6f	7	
8	Subtract line 7 from line 5	8	
9	Personal holding company tax (attach Schedule PH (Form 1120))	9	
10	Recapture taxes. Check if from: ☐ Form 4255 ☐ Form 8611	10	
11	**Total tax.** Add lines 8 through 10. Enter here & on line 31, page 1	11	0

Schedule K Other Information (See page 19 of instructions.)

Line	Question	Yes	No
1	Check method of accounting: a ☐ Cash b ☒ Accrual c ☐ Other (specify) ▶		
2	See page 21 of the instructions and enter the: a Business activity code no. ▶ 523120; b Business activity ▶ BROKER/DEALER; c Product or service ▶ INVESTMENTS		
3	At the end of the tax year, did the corporation own, directly or indirectly, 50% or more of the voting stock of a domestic corporation? (For rules of attribution, see section 267(c).)		X
	If "Yes," attach a schedule showing: **(a)** name and employer identification number (EIN), **(b)** percentage owned, and **(c)** taxable income or (loss) before NOL and special deductions of such corporation for the tax year ending with or within your tax year.		
4	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?		X
	If "Yes," enter name and EIN of the parent corporation ▶		
5	At the end of the tax year, did any individual, partnership, corporation, estate or trust own, directly or indirectly, 50% or more of the corporation's voting stock? (For rules of attribution, see section 267(c).)	X	
	If "Yes," attach a schedule showing name and identifying no. (Do not include any information already entered in 4 above.) Enter percentage owned ▶ 81.00% SEE STATEMENT 3		
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? (See secs. 301 and 316.)		X
	If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. If this is a consolidated return, answer here for the parent corporation and on **Form 851**, Affiliations Schedule, for each subsidiary.		
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of **(a)** the total voting power of all classes of stock of the corporation entitled to vote or **(b)** the total value of all classes of stock of the corporation?		X
	If "Yes," a Enter percentage owned ▶ b Enter owner's country ▶		
	c The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter number of Forms 5472 attached ▶		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount ▶ ☐ If checked, the corporation may have to file **Form 8281,** Information Return for Publically Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ NONE		
10	Enter the number of shareholders at the end of the tax year (if 75 or fewer) ▶ 2		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here ▶ ☒		
12	Enter the available NOL carryover from prior tax years (Do not reduce it by any deduction on line 29a.) ▶ $ 5,495		

Note: If the corporation, at any time during the tax year, had assets or operated a business in a foreign country or U.S. possession, it may be required to attach **Schedule N (Form 1120),** Foreign Operations of U.S. Corporations, to this return. See Schedule N for details.

Schedule L Balance Sheets per Books

Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1 Cash		18,845		12,413
2a Trade notes and accounts receivable				
b Less allowance for bad debts	( )		( )	
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities (see instructions)				
6 Other current assets (attach sch.)				
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (attach sch.)				
10a Buildings and other depreciable assets	8,905		10,314	
b Less accumulated depreciation	(8,905)		(10,314)	
11a Depletable assets				
b Less accumulated depletion	( )		( )	
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)				
b Less accumulated amortization	( )		( )	
14 Other assets (attach schedule) STMT. 4		1		2
15 Total assets		18,846		12,415
Liabilities and Shareholders' Equity				
16 Accounts payable				
17 Mortgages, notes, bonds payable in less than 1 year				
18 Other current liabilities (attach sch.)				
19 Loans from shareholders				
20 Mortgages, notes, bonds payable in 1 year or more				
21 Other liabilities (attach sch.)				
22 Capital stock: a Preferred stock				
b Common stock	18,000	18,000	10,000	10,000
23 Additional paid-in capital		5,570		8,970
24 Retained earnings - Appropriated				
25 Retained earnings - Unappropriated		-4,724		-6,555
26 Adjustments to shareholders' equity				
27 Less cost of treasury stock		( )		( )
28 Total liabilities and shareholders' equity		18,846		12,415

Note: The corporation is not required to complete Schedules M-1 and M-2 if the total assets on line 15, column (d) of Schedule L are less than $25,000.

Schedule M-1 Reconciliation of Income (Loss) per Books With Income per Return (See page 20 of instructions.)

1 Net income (loss) per books	-1,831	7 Income recorded on books this year not included on this return (itemize):	
2 Federal income tax		a Tax-exempt interest $	
3 Excess of capital losses over capital gains			
4 Income subject to tax not recorded on books this year (itemize):		8 Deductions on this return not charged against book income this year (itemize):	
5 Expenses recorded on books this year not deducted on this return (itemize):		a Depreciation . . . . $	
a Depreciation . . . $		b Contrib carryover $	
b Contributions carryover . . . $			
c Travel and entertainment . . . $			
STATEMENT 5 11	11	9 Add lines 7 and 8	0
6 Add lines 1 through 5	-1,820	10 Income (line 28, pg. 1) - line 6 less line 9	-1,820

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1 Balance at beginning of year	-4,724	5 Distributions: a Cash	
2 Net income (loss) per books	-1,831	b Stock	
3 Other increases (itemize):		c Property	
		6 Other decreases (itemize):	
		7 Add lines 5 and 6	
4 Add lines 1, 2, and 3	-6,555	8 Balance at end of year (line 4 less line 7)	-6,555

Form **4562**

Department of the Treasury
Internal Revenue Service (99)

Depreciation and Amortization
(Including Information on Listed Property)

▶ See separate instructions. ▶ Attach this form to your return.

OMB No. 1545-0172

2000

Attachment Sequence No. 67

Name(s) shown on return: FIRST LIBERTY SECURITIES, INC.

Identifying number: 95-3798976

Business or activity to which this form relates: FORM 1120

Part I Election To Expense Certain Tangible Property (Section 179) Note: If you have any "listed property," complete Part V before you complete Part I.

1	Maximum dollar limitation. If an enterprise zone business, see page 2 of the instructions	1	$20,000
2	Total cost of section 179 property placed in service. See page 2 of the instructions	2	
3	Threshold cost of section 179 property before reduction in limitation	3	$200,000
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	4	
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see page 2 of the instructions	5	

6 (a) Description of property	(b) Cost (business use only)	(c) Elected cost

7	Listed property. Enter amount from line 27	7	
8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7	8	
9	Tentative deduction. Enter the smaller of line 5 or line 8	9	
10	Carryover of disallowed deduction from 1999. See page 3 of the instructions	10	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5 (see instructions)	11	
12	Section 179 expense deduction. Add lines 9 and 10, but do not enter more than line 11	12	
13	Carryover of disallowed deduction to 2001. Add lines 9 and 10, less line 12 ▶	13	

Note: Do not use Part II or Part III below for listed property (automobiles, certain other vehicles, cellular telephones, certain computers, or property used for entertainment, recreation, or amusement). Instead, use Part V for listed property.

Part II MACRS Depreciation for Assets Placed in Service Only During Your 2000 Tax Year (**Do not** include listed property.)

Section A - General Asset Account Election

14 If you are making the election under section 168(i)(4) to group any assets placed in service during the tax year into one or more general asset accounts, check this box. See page 3 of the instructions ▶ ☐

Section B - General Depreciation System (GDS) (See page 3 of the instructions.)

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only - see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
15a 3-year property						
b 5-year property						
c 7-year property						
d 10-year property						
e 15-year property						
f 20-year property						
g 25-year property			25 yrs		S/L	
h Residential rental property			27.5 yrs	MM	S/L	
			27.5 yrs	MM	S/L	
i Nonresidential real property			39 yrs	MM	S/L	
				MM	S/L	

Section C - Alternative Depreciation System (ADS): (See page 5 of the instructions.)

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
16a Class life					S/L	
b 12-year			12 yrs		S/L	
c 40-year			40 yrs	MM	S/L	

Part III Other Depreciation (**Do not** include listed property.) (See page 5 of the instructions.)

17	GDS and ADS deductions for assets placed in service in tax years beginning before 2000	17	
18	Property subject to section 168(f)(1) election	18	
19	ACRS and other depreciation	19	

Part IV Summary (See page 6 of the instructions.)

20	Listed property. Enter amount from line 26	20	
21	**Total.** Add deductions from line 12, lines 15 and 16 in column (g), and lines 17 through 20. Enter here and on the appropriate lines of your return. Partnerships and S corporations - see instructions	21	
22	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs	22	

STATEMENT 1
FORM 1120, LINE 26
OTHER DEDUCTIONS

DUES AND SUBSCRIPTIONS	$	600
FEES		799
LEGAL AND PROFESSIONAL		1,200
POSTAGE		38
TOTAL	$	2,637

STATEMENT 2
FORM 1120, LINE 29A
NET OPERATING LOSS DEDUCTION

CARRYOVER GENERATED FROM YEAR END 9/30/93		$ 2,625		
AMOUNT UTILIZED IN 1999	13			
TOTAL UTILIZATION		$ 13		
AVAILABLE FOR CARRYOVER TO 2000				2,612
CARRYOVER GENERATED FROM YEAR END 9/30/94		$ 1,337		
AVAILABLE FOR CARRYOVER TO 2000				1,337
CARRYOVER GENERATED FROM YEAR END 9/30/95		$ 78		
AVAILABLE FOR CARRYOVER TO 2000				78
CARRYOVER GENERATED FROM YEAR END 9/30/98		$ 1,008		
AVAILABLE FOR CARRYOVER TO 2000				1,008
CARRYOVER GENERATED FROM YEAR END 9/30/99		$ 460		
AVAILABLE FOR CARRYOVER TO 2000				460
NET OPERATING LOSSES AVAILABLE IN 2000			$	5,495
TAXABLE INCOME				-1,820
TOTAL NET OPERATING LOSS DEDUCTION (LIMITED TO TAXABLE INCOME)				0

STATEMENT 3
FORM 1120, SCHEDULE K, LINE 5
50% OR MORE OWNERS

NAME : JAMES B. PANTHER
ID NUMBER : 542-48-4092
PERCENTAGE OWNED : 81.00%

STATEMENT 4
FORM 1120, SCHEDULE L, LINE 14
OTHER ASSETS

	BEGINNING	ENDING
ROUNDING	$ 1	$ 2
TOTAL	$ 1	$ 2

STATEMENT 5
FORM 1120, SCHEDULE M-1, LINE 5
BOOK EXPENSES NOT DEDUCTED

PENALTIES	$ 11
TOTAL	$ 11

TAXABLE YEAR **2000**

California Corporation Franchise or Income Tax Return

(NOT TO BE USED FOR WATER'S EDGE ELECTORS) FORM **100**

For calendar year 2000 or fiscal year beginning month 10 day 01 year 2000, and ending month 09 day 30 year 2001.

California corporation number: 1157685

Federal employer identification number (FEIN): 95-3798976

Corporation name: FIRST LIBERTY SECURITIES, INC.

Address: P.O. BOX 1793 PMB no.

City State ZIP Code: CARLSBAD, CA 92008

A Final return? ● ☐ Dissolved ☐ Surrendered (withdrawn) ☐ Merged/Reorganized ☐ IRC Section 338 sale ☐ QSub election. Enter date ●

B Is income included in a combined report of a unitary group? ● ☐ Yes ☒ No
If yes, indicate: ☐ wholly within CA (R&TC 25101.15) ☐ within & outside of CA

C If the corporation filed on a water's-edge basis pursuant to R&TC Sections 25110 & 25111 in previous years, enter the date the water's-edge election ended...... ●

D Was corporation's income incl in consolidated federal return? ● ☐ Yes ☒ No

Questions continued on Side 2

State Adjustments

Line	Description		Amount
1	Net income (loss) before state adjustments. See instructions	● 1	-1,820.
2	Amount deducted for foreign or domestic tax based on income or profits	● 2	
3	Amount deducted for tax under the provisions of the Bank and Corporation Tax Law	● 3	800.
4	Interest on government obligations	● 4	
5	Net California capital gain from Schedule D, line 11	● 5	
6	Depreciation and amortization in excess of amount allowed under California law. Attach form FTB 3885	● 6	
7	Net income of corporations not included in federal consolidated return. See instructions	● 7	
8	Other additions. Attach schedule(s)	● 8	
9	Total. Add line 1 through line 8	● 9	-1,020.
10	Intercompany dividend deduction. Attach Schedule H (100)	● 10	
11	Other dividend deduction. Attach Schedule H (100)	● 11	
12	Capital gain from federal Form 1120 or Form 1120A, line 8	● 12	
13	Contributions	● 13	
14	EZ, LAMBRA, or TTA business expense and net interest deduction	● 14	
15	Other deductions. Attach schedule(s)	● 15	
16	Total. Add line 10 through line 15	● 16	
17	Net income (loss) after state adjustments. Subtract line 16 from line 9. See instructions	● 17	-1,020.

If income is from sources both within and outside California, complete Schedule R.

Calif. Net Income

Line	Description		Amount
18	Net income (loss) for state purposes. If net loss, see instructions	● 18	-1,020.
19	Net operating loss (NOL) carryover deduction. See instructions	● 19	
20	EZ, LARZ, TTA, or LAMBRA NOL carryover deduction. See instructions	● 20	
21	Disaster loss carryover deduction. See instructions	● 21	
22	Net income for tax purposes. Combine line 19 through line 21, then subtract from line 18	● 22	-1,020.

Taxes

Line	Description		Amount
23	Tax. 8.84 % x line 22 (not less than minimum franchise tax, if applicable)	23	800.
24	Enter credit name ____ code no. ____ and amount	24	
25	Enter credit name ____ code no. ____ and amount	25	
26	Enter credit name ____ code no. ____ and amount	26	
27	To claim more than three credits, see instructions	● 27	
28	Add line 24 through line 27	28	
29	**Balance.** Subtract line 28 from line 23 (not less than minimum franchise tax, if applicable)	29	800.
30	Alternative minimum tax. Attach Schedule P (100). See instructions	30	
31	**Total tax.** Add line 29 and line 30	31	800.
32	Additional SOS prepayment tax. See instructions	32	
33	**Adjusted total tax.** Add line 31 and line 32	33	800.

Payments

Line	Description		Amount
34	Overpayment from prior year allowed as a credit	34	
35	2000 estimate tax payments/excess SOS prepayment tax. See instructions	35	800.
36	Amount paid with extension of time to file return	36	
37	Total payments. Add line 34 through line 36	37	800.

Amount Due or Refund

Line	Description		Amount
38	**Tax due.** If line 33 is more than line 37, subtract line 37 from line 33. Go to line 42	38	0.
39	**Overpayment.** If line 37 is more than line 33, subtract line 33 from line 37	39	
40	Amount of line 39 to be credited to 2001 estimated tax	40	
41	Amount of line 39 to be refunded	41	.
42	Penalties and interest. See instructions	42	
43	● ☐ Check if estimate penalty computed using Exception B or C. Attach form FTB 5806.		
44	**Total amount due.** Add line 38 and line 42. Pay this amount	44	0.

FIRST LIBERTY SECURITIES, INC. 1157685

Schedule D California Capital Gains and Losses

Part I Short-Term Capital Gains and Losses – Assets Held One Year or Less. Use additional sheet(s) if necessary.

(a) Kind of property and description (Example, 100 shares of Z Co.)	(b) Date acquired (mo., day, yr.)	(c) Date sold (mo., day, yr.)	(d) Gross sales price	(e) Cost or other basis plus expense of sale	(f) Gain (loss) ((d) less (e))
1					

2 Short-term capital gain from installment sales from form FTB 3805E, line 26 or line 37	2	
3 Unused capital loss carryover from 1999	3	
4 Net short-term capital gain (loss). Combine line 1 through line 3	4	

Part II Long-Term Capital Gains and Losses – Assets held More Than One Year. Use additional sheet(s) if necessary.

5					

6 Enter gain from Schedule D-1, line 9 and/or any capital gain distributions	6	
7 Long-term capital gain from installment sales from form FTB 3805E, line 26 or line 37	7	
8 Net long-term capital gain (loss). Combine line 5 through line 7	8	
9 Enter excess of net short-term capital gain (line 4) over net long-term capital loss (line 8)	9	
10 Net capital gain. Enter excess of net long-term capital gain (line 8) over net short-term capital loss (line 4)	10	
11 Total line 9 and line 10. Enter here and on Form 100, Side 1, line 5. **Note:** If losses exceed gains, carry forward losses to 2001	11	

Schedule J Add-On Taxes and Recapture of Tax Credits. See instructions.

1 LIFO recapture due to S corporation election (IRC Sec. 1363(d) deferral: $)	1	
2 Interest computed under the look-back method for completed long-term contracts (Attach form FTB 3834)	2	
3 Interest on tax attributable to installment: a Sales of certain timeshares and residential lots	3a	
b Method for nondealer installment obligations	3b	
4 IRC Section 197(f)(9)(B)(ii) election	4	
5 Credit recapture name:	5	
6 Combine line 1 thru line 5, Revise Side 1, line 38 or line 39, whichever applies, by this amount. Write "Schedule J" to the left of line 38 or line 39	6	

Questions (continued from Side 1)

E Principal business activity code. (Do not leave blank): 523120
Business activity BROKER/DEALER
Product or service INVESTMENTS

F Date incorporated: 9/14/1982 Where: State CA Country USA

G Date business began in California or date income was first derived from California sources 9/14/1982

H First return? ☐ Yes ☒ No If "Yes" and this corporation is a successor to a previously existing business, check the appropriate box.
(1) ☐ sole proprietorship (2) ☐ partnership (3) ☐ joint venture (4) ☐ corporation
(5) ☐ other (attach statement showing name, address and FEIN of previous business)

I "Doing business as" name:

J Did this corporation or its subsidiary(ies) have a change in control or ownership, or acquire ownership or control of any other legal entity this year? ☐ Yes ☒ No

K At any time during the taxable year, was more than 50% of the voting stock:
a Of the corporation owned by any single interest? ☒ Yes ☐ No
b Of another corporation owned by this corporation? ☐ Yes ☒ No
c Of this and one or more other corporations owned or controlled, directly or indirectly, by the same interests? ☐ Yes ☒ No

If a or c is "Yes," enter the country of the ultimate parent

If a, b or c is "Yes," furnish a statement of ownership indicating pertinent names, addresses, and percentages of stock owned. If any owner(s) is an individual, provide the SSN. ST 1

L Was 50% or more of the stock of this corporation owned by another corporation during this taxable year? ☐ Yes ☒ No

M Is this corporation apportioning income to California using Schedule R? ☐ Yes ☒ No

N How many affiliates in the combined report are claiming immunity from taxation in California under Public Law 86-272?

O Corporation headquarters are: (1) ☒ Within California (2) ☐ Outside of California, within the U.S. (3) ☐ Outside of the U.S.

P Location of principal accounting records CARLSBAD

Q Accounting method: (1) ☐ Cash (2) ☒ Accrual (3) ☐ Other

R Did this corporation or one of its subsidiaries make a federal election to be treated as a foreign sales corporation (FSC) or a domestic international sales corporation (DISC): ☐ Yes ☒ No

S Is this corporation a RIC for California purposes? ☐ Yes ☒ No

T Is this corporation treated as a REMIC for CA purposes? ☐ Yes ☒ No

U Is this corporation a REIT for California purposes? ☐ Yes ☒ No

V Is this corporation an LLC or limited partnership electing to be taxed as a corporation for federal purposes? ☐ Yes ☒ No

W Is this corporation to be treated as a credit union? ☐ Yes ☒ No

X Is the corporation under audit by the IRS or has it been audited by the IRS in a prior year? ☐ Yes ☒ No

Y Have all required information returns (e.g. Federal Forms 1099, 5471, 5472, 8300, 8865, etc.) been filed with the Franchise Tax Board? ☒ N/A ☐ Yes ☐ No

Z During the taxable year, were gross receipts (less returns and allowances) of this corporation more than $1 million? ☐ Yes ☒ No

Please Sign Here

Under penalties of perjury, I declare that I have examined this tax return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all info. of which preparer has any knowledge.

Signature of officer CLIENT'S COPY | Title | Date | Telephone

Paid Preparer's Use Only

Preparer's signature | Date | Check if self-employed ☒ | Preparer's SSN/PTIN 454-74-6090

Firm's name (or yours, if self-employed) and address: THE JAMIESON COMPANY CPA, 2424 VISTA WAY STE 201, OCEANSIDE, CA 92054-6171

FEIN 33-0156784

Telephone 760 722-1607

FIRST LIBERTY SECURITIES, INC. 1157685

Schedule A Taxes Deducted. Use additional sheet(s) if necessary.

(a) Nature of tax	(b) Taxing authority	(c) Total amount	(d) Nondeductible amount
LICENSES AND PERMITS		604	
STATE TAX	FRANCHISE TAX BOARD	800	800
Total. Enter total of col. (c) on Schedule F, line 17, and amounts in col. (d) on Side 1, line 2 or line 3.		1,404	800.

Schedule F Computation of Net Income. See instructions.

	Line	Description			Line	Amount
Income	1	a) Gross receipts/gross sales 2,091 b) Less returns & allowances ____ Balance ●			1c	2,091.
	2	Cost of goods sold. Attach federal Schedule A (California Schedule V) ●			2	
	3	Gross profit. Subtract line 2 from line 1c ●			3	2,091.
	4	Dividends. Attach federal Schedule C (California Schedule H) ●			4	
	5 a	Interest on obligations of the United States and U.S. instrumentalities ●			5a	
	b	Other interest. Attach schedule SEE STATEMENT 2 ●			5b	130.
	6	Gross rents ●			6	
	7	Gross royalties ●			7	
	8	Capital gain net income. Attach federal Schedule D (California Schedule D) ●			8	
	9	Ordinary gain (loss). Attach federal Form 4797 (California Schedule D-1) ●			9	
	10	Other income (loss). Attach schedule ●			10	
	11	**Total income.** Add line 3 through line 10 ●			11	2,221.
Deductions	12	Compensation of officers. Attach federal Sch. E or equivalent sched. ●	12			
	13	Salaries and wages (not deducted elsewhere) ●	13			
	14	Repairs	14			
	15	Bad debts ●	15			
	16	Rents ●	16			
	17	Taxes (California Schedule A) ●	17	1,404.		
	18	Interest. Attach schedule ●	18			
	19	*Contributions.* Attach schedule ●	19			
	20	Depreciation. Attach federal Form 4562 and FTB 3885 — 20				
	21	Less depreciation claimed elsewhere on return — 21a ●	21b			
	22	Depletion. Attach schedule ●	22			
	23	Advertising	23			
	24	Pension, profit-sharing plans, etc.	24			
	25	Employee benefit plans	25			
	26	a) Total travel and entertainment ____ b) Deductible amounts ●	26b			
	27	Other deductions. Attach schedule SEE STATEMENT 3 ●	27	2,637.		
	28	Specific deduction for 23701r or 23701t organizations. See instructions ●	28			
	29	**Total deductions.** Add line 12 through line 28 ●			29	4,041.
	30	Net income before state adjustments. Subtract line 29 from line 11. Enter here and on Side 1, line 1 ●			30	-1,820.

Schedule V Cost of Goods Sold

Line	Description	Line	Amount
1	Inventory at beginning of year	1	
2	Purchases	2	
3	Cost of labor ●	3	
4 a	Additional IRC Section 263A costs. Attach schedule ●	4a	
b	Other costs. Attach schedule ●	4b	
5	Total. Add line 1 through line 4b	5	
6	Inventory at end of year	6	
7	Cost of goods sold. Subtract line 6 from line 5	7	

Method of inventory valuation ▶ ____

Was there any change in determining quantities, costs of valuations between opening and closing inventory? If "Yes," attach an explanation ☐ Yes ☐ No

Enter California seller's permit number, if any ▶ ____

Check if the LIFO inventory method was adopted this taxable year for any goods. If checked, attach federal Form 970 ☐

If the LIFO inventory method was used for this taxable year, enter the amount of closing inventory under LIFO ____

Do the rules of IRC Section 263A (with respect to property produced or acquired for resale) apply to the corporation? ● ☐ Yes ☐ No

FIRST LIBERTY SECURITIES, INC. 1157685

Schedule L Balance Sheets

Assets	Beginning of taxable year (a)	(b)	End of taxable year (c)	(d)
1 Cash		18,845.		12,413.
2 a Trade notes and accounts receivable				
b Less allowance for bad debts	( )		( )	
3 Inventories				
4 Federal and state government obligations				
5 Other current assets. Att schedule(s)				
6 Loans to stockholders/officers. Att sch				
7 Mortgage and real estate loans				
8 Other investments. Attach schedule(s)				
9 a Buildings and other fixed depreciable assets	8,905.		10,314.	
b Less accumulated depreciation	(8,905.)		(10,314.)	
10 a Depletable assets				
b Less accumulated depletion	( )		( )	
11 Land (net of any amortization)				
12 a Intangible assets (amortizable only)				
b Less accumulated amortization	( )		( )	
13 Other assets. Attach schedule(s)	SEE ST 4	1.		2.
14 **Total assets**		18,846.		12,415.
Liabilities and stockholders' equity				
15 Accounts payable				
16 Mtges., notes, bonds payable in less than 1 year				
17 Other current liabilities. Att schedule(s)				
18 Loans from stockholders				
19 Mtges., notes, bonds payable in 1 year or more				
20 Other liabilities. Attach schedule(s)				
21 Capital stock: a Preferred stock				
b Common stock	18,000.	18,000.	10,000.	10,000.
22 Paid-in or capital surplus. Attach reconciliation		5,570.		8,970.
23 Retained earnings – Appropriated. Attach sch				
24 Retained earnings – Unappropriated		-4,724.		-6,555.
25 Adjustments to shareholders' equity				
26 Less cost of treasury stock		( )		( )
27 **Total liabilities and stockholders' equity**		18,846.		12,415.

Schedule M – 1 Reconciliation of income (loss) per books with income (loss) per return.

This schedule does not have to be completed if the amount on Schedule L, line 14, column (d), is less than $25,000.

1 Net income per books	-1,831.	7 Income recorded on books this year not included in this return (itemize)	
2 *Federal income tax*		a Tax-exempt interest $	
3 Excess of capital losses over capital gains			
4 Taxable income not recorded on books this year (itemize)			
5 Expenses recorded on books this year not deducted in this return (itemize)		8 Deductions in this return not charged against book income this year (itemize)	
a Depreciation $		a Depreciation $	
b State taxes $		b State tax refunds $	
c Travel & entertainment $			
STMT 5 11	11.	9 Total. Add line 7 and line 8	0.
6 Total. Add line 1 thru line 5	-1,820.	10 Net income per return. Subtract line 9 from line 6	-1,820.

Schedule M – 2 Analysis of unappropriated retained earnings per books (Schedule L, line 24)

This schedule does not have to be completed if the amount on Schedule L, line 14, column (d), is less than $25,000.

1 Balance at beginning of year	-4,724.	5 Distributions: a Cash	
2 Net income per books	-1,831.	b Stock	
3 Other increases (itemize)		c Property	
		6 Other decreases (itemize)	
		7 Total. Add line 5 and line 6	
4 Total. Add line 1 through line 3	-6,555.	8 Balance at end of year. Subtract line 7 from line 4	-6,555.

TAXABLE YEAR 2000

Net Operating Loss (NOL) Computation and NOL and Disaster Loss Limitations – Corporations

CALIFORNIA FORM 3805Q

Attach to your California tax return (Form 100, Form 100S, Form 100W, or Form 109).

Corporation name: FIRST LIBERTY SECURITIES, INC.

California corporation number: 1157685

During the year the corporation incurred the NOL, the corporation was a(n): ☒ C Corporation ☐ S Corporation ☐ Exempt Organization ☐ Limited Liability Company (electing to be taxed as a corporation)

FEIN: 95-3798976

If the corporation previously filed California tax returns under another corporate name, enter the corporation name and California corporation number:

Note: If the corporation is included in a combined report of a unitary group, see instructions, General Information C.

PART I Computation of current year NOL. If you do not have a current year NOL, go to Part II.

1	Net loss from Form 100, line 18; Form 100W, line 18; Form 100S, line 16; or Form 109, line 2. Enter as a positive number	1	1,020.
2	2000 disaster loss from line 1. Enter as a positive number	2	
3	Subtract line 2 from line 1. If zero or less enter -0- and see instructions	3	1,020.
4 a	Enter the amount of the loss incurred by a new business included in line 3 — 4a		
b	Enter the amount of the loss incurred by an eligible small business included in line 3 — 4b: 1,020.		
c	Add line 4a and line 4b	4c	1,020.
5	Subtract line 4c from line 3. If zero, skip to line 7	5	0.
6	General NOL. Multiply line 5 by 55% (.55)	6	
7	2000 NOL carryover. Add line 2, line 4c, and line 6. See instructions	7	1,020.

PART II NOL carryover and disaster loss carryover limitations. See Instructions.

1 Net income (loss) – Enter the amount from Form 100, line 18; Form 100W, line 18; Form 100S, line 16 less line 17 (but not less than -0-); or Form 109, line 2 — (g) Available Balance:

Prior Year NOLs

(a) Year of loss	(b) Code (See instructions for Part II, column (b))	(c) Type of NOL (See below)	(d) Initial loss	(e) Carryover from 1999	(f) Amount used in 2000	(g)	(h) Carryover to 2001 (col. (e) - col. (f))
2							

Current Year NOLs

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h) (col. (d) - col. (f))
3 2000	21	DIS					
4 2000	6210	ESB	1,020				1,020
2000							
2000							
2000							

Type of NOL: General (GEN), New Business (NB), Eligible Small Business (ESB), Title 11 (T11), or Disaster (DIS).

PART III 2000 NOL deduction

1	Total the amounts in column (f) for Part II, line 2	1	0.
2	Enter the total amount from column (f) that represents disaster loss carryover deduction here and on Form 100, line 21; Form 100W, line 21; or Form 100S, line 20. Form 109 filers enter -0-	2	0.
3	Subtract line 2 from line 1. Enter this amount on Form 100, line 19; Form 100W, line 19; Form 100S, line 18; or Form 109, line 4	3	0.

AMT COMPUTATION

TAXABLE YEAR 2000

Net Operating Loss (NOL) Computation and NOL and Disaster Loss Limitations – Corporations

CALIFORNIA FORM 3805Q

Attach to your California tax return (Form 100, Form 100S, Form 100W, or Form 109).

Corporation name: FIRST LIBERTY SECURITIES, INC.

California corporation number: 1157685

During the year the corporation incurred the NOL, the corporation was a(n): ☒ C Corporation ☐ S Corporation ☐ Exempt Organization ☐ Limited Liability Company (electing to be taxed as a corporation)

FEIN: 95-3798976

If the corporation previously filed California tax returns under another corporate name, enter the corporation name and California corporation number:

Note: If the corporation is included in a combined report of a unitary group, see instructions, General Information C.

PART I Computation of current year NOL. If you do not have a current year NOL, go to Part II.

1	Net loss from Form 100, line 18; Form 100W, line 18; Form 100S, line 16; or Form 109, line 2. Enter as a positive number	1	1,020.
2	2000 disaster loss from line 1. Enter as a positive number	2	
3	Subtract line 2 from line 1. If zero or less enter -0- and see instructions	3	1,020.
4a	Enter the amount of the loss incurred by a new business included in line 3 (4a)		
4b	Enter the amount of the loss incurred by an eligible small business included in line 3 (4b) 1,020.		
4c	Add line 4a and line 4b	4c	1,020.
5	Subtract line 4c from line 3. If zero, skip to line 7	5	0.
6	General NOL. Multiply line 5 by 55% (.55)	6	
7	2000 NOL carryover. Add line 2, line 4c, and line 6. See instructions	7	1,020.

PART II NOL carryover and disaster loss carryover limitations. See Instructions.

1 Net income (loss) – Enter the amount from Form 100, line 18; Form 100W, line 18; Form 100S, line 16 less line 17 (but not less than -0-); or Form 109, line 2 — (g) Available Balance:

Prior Year NOLs

(a) Year of loss	(b) Code (See instructions for Part II, column (b))	(c) Type of NOL (See below)	(d) Initial loss	(e) Carryover from 1999	(f) Amount used in 2000		(h) Carryover to 2001 (col. (e) - col. (f))
2							

Current Year NOLs

(a)	(b)	(c)	(d)	(e)	(f)		(h) (col. (d) - col. (f))
3 2000	21	DIS					
4 2000	6210	ESB	1,020				1,020
2000							
2000							
2000							

Type of NOL: General (GEN), New Business (NB), Eligible Small Business (ESB), Title 11 (T11), or Disaster (DIS).

PART III 2000 NOL deduction

1	Total the amounts in column (f) for Part II, line 2	1	0.
2	Enter the total amount from column (f) that represents disaster loss carryover deduction here and on Form 100, line 21; Form 100W, line 21; or Form 100S, line 20. Form 109 filers enter -0-	2	0.
3	Subtract line 2 from line 1. Enter this amount on Form 100, line 19; Form 100W, line 19; Form 100S, line 18; or Form 109, line 4	3	0.

TAXABLE YEAR FORM 100
2000

Corporation Depreciation and Amortization

CALIFORNIA FORM
3885

Attach to Form 100 or Form 100W.

Corporation name: FIRST LIBERTY SECURITIES, INC.

California corporation number: 1157685

Part I Depreciation

(a) Description of property	(b) Date acquired	(c) Cost or other basis	(d) Depreciation allowed or allowable in earlier years	(e) Method of figuring depreciation	(f) Life or rate	(g) Depreciation for this year	(h) Additional first year depreciation
COPIER	10/13/83	3,000	3,000	S/L	5	0	
SOFTWARE	3/08/84	2,115	2,115		0	0	
COMPUTER	8/01/87	716			0	0	
COMPUTER	9/01/87	3,074	3,074		0	0	

2 Add the amounts in column (g) and column (h). The combined total of column (h) may not exceed $2,000. See instructions for line 1, column (h) . . . 2

3 Total. Add the amounts on line 2, column (g) and column (h) . . . 3   0

4 Total depreciation claimed for federal purposes from federal Form 4562 . . . 4   0

5 Depreciation adjustment. If line 4 is greater than line 3, enter the difference here and on Form 100 or Form 100W, Side 1, line 6. If line 4 is less than line 3, enter the difference here and on Form 100 or Form 100W, Side 1, line 15. (If California depreciation amounts are used to determine net income before state adjustments on Form 100 or Form 100W, no adjustment is necessary) . . . 5

Part II Amortization

(a) Description of property	(b) Date acquired	(c) Cost or other basis	(d) Amortization allowed or allowable in earlier years	(e) R&TC section	(f) Period or percentage	(g) Amortization for this year

2 Total. Add the amounts in column (g) . . . 2

3 Total amortization claimed for federal purposes from federal Form 4562 . . . 3

4 Amortization adjustment. If line 3 is greater than line 2, enter the difference here and on Form 100 or Form 100W, Side 1, line 6. If line 3 is less than line 2, enter the difference here and on Form 100 or Form 100W, Side 1, line 15 . . . 4   0

STATEMENT 1
FORM 100, QUESTION K
MORE THAN 50% OWNERS

LINE K(A)-OFFICERS OWNING MORE THAN 50% OF VOTING STOCK

NAME OF OFFICER : JAMES B. PANTHER
STREET ADDRESS :
CITY, STATE, ZIP : ,
SOCIAL SECURITY #: 542-48-4092
% OF VOTING STOCK: 81

STATEMENT 2
FORM 100, SCHEDULE F, LINE 5(B)
OTHER INTEREST

INTEREST	$ 130
TOTAL	$ 130

STATEMENT 3
FORM 100, SCHEDULE F, LINE 27
OTHER DEDUCTIONS

DUES AND SUBSCRIPTIONS	$ 600
FEES	799
LEGAL AND PROFESSIONAL	1,200
POSTAGE	38
TOTAL	$ 2,637

STATEMENT 4
FORM 100, SCHEDULE L, LINE 13
OTHER ASSETS

	BEGINNING	ENDING
ROUNDING	$ 1	$ 2
TOTAL	$ 1	$ 2

STATEMENT 5
FORM 100, SCHEDULE M-1, LINE 5
BOOK EXPENSES NOT DEDUCTED

PENALTIES	$ 11
TOTAL	$ 11

FIRST LIBERTY SECURITIES, INC. 95-3798976

	2000	1999	DIFF
INCOME			
GROSS RECEIPTS LESS RETURNS/ALLOWANCE .	2,091	5,690	-3,599
GROSS PROFIT	2,091	5,690	-3,599
INTEREST	130	80	50
TOTAL INCOME	2,221	5,770	-3,549
DEDUCTIONS			
TAXES AND LICENSES	1,404	3,289	-1,885
OTHER DEDUCTIONS	2,637	1,496	1,141
TOTAL DEDUCTIONS	4,041	4,785	-744
TAXABLE INCOME			
TAXABLE INCOME (LINE 28)	-1,820	985	-2,805
LESS NET OPERATING LOSS DEDUCTION . . .	0	985	-985
TAXABLE INCOME	-1,820	0	-1,820
TAX COMPUTATION			
INCOME TAX	0	0	0
TOTAL TAX	0	0	0
PAYMENTS AND CREDITS			
TOTAL PAYMENTS AND CREDITS	0	0	0
REFUND OR AMOUNT DUE			
OVERPAYMENT	0	0	0
TAX DUE	0	0	0
SCHEDULE L			
BEGINNING ASSETS	18,846	7,861	10,985
BEGINNING LIABILITIES & EQUITY	18,846	7,861	10,985
ENDING ASSETS	12,415	18,846	-6,431
ENDING LIABILITIES & EQUITY	12,415	18,846	-6,431
TAX RATES			
MARGINAL TAX RATE	0.0%	0.0%	0.0%

FIRST LIBERTY SECURITIES, INC. 95-3798976

ENDING ASSETS		
CASH		12,413
BUILDINGS AND OTHER ASSETS	10,314	
LESS: ACCUMULATED DEPRECIATION	(10,314)	
OTHER ASSETS		2
TOTAL ASSETS		12,415
ENDING LIABILITIES & EQUITY		
COMMON STOCK	10,000	10,000
ADDITIONAL PAID-IN CAPITAL		8,970
UNAPPROPRIATED RETAINED EARNINGS		-6,555
TOTAL LIABILITIES AND EQUITY		12,415

FIRST LIBERTY SECURITIES, INC. 95-3798976

	2000	1999	DIFF
CALIFORNIA SUMMARY			
GROSS RECEIPTS LESS RETURNS/ALLOWANCE .	2,091	5,690	-3,599
GROSS PROFIT	2,091	5,690	-3,599
OTHER INTEREST	130	80	50
TOTAL INCOME	2,221	5,770	-3,549
DEDUCTIONS			
TAXES	1,404	3,289	-1,885
OTHER DEDUCTIONS	2,637	1,496	1,141
TOTAL DEDUCTIONS	4,041	4,785	-744
CALIFORNIA NET INCOME			
NET INCOME (LOSS) BEFORE STATE ADJ. . .	-1,820	985	-2,805
CALIFORNIA ADDITIONS			
TAXES DEDUCTED UNDER BANK & CORP LAW . .	800	800	0
TOTAL ADDITIONS	800	800	0
CALIFORNIA SUBTRACTIONS			
TOTAL SUBTRACTIONS	0	0	0
STATE INCOME (LOSS)			
NET INCOME BEFORE NOL	-1,020	1,785	-2,805
NET INCOME FOR TAX PURPOSES	-1,020	1,785	-2,805
TAX COMPUTATION			
TAX	800	800	0
LESS CREDITS	0	0	0
BALANCE	800	800	0
TOTAL TAX	800	800	0
ADJUSTED TOTAL TAX (LINE 33)	800	800	0
PAYMENTS			
ESTIMATED TAX PAYMENTS	800	800	0
TOTAL PAYMENTS	800	800	0
REFUND OR AMOUNT DUE			
OVERPAYMENT	0	0	0
PENALTIES AND INTEREST	0	2	-2
TAX DUE	0	2	-2
SCHEDULE L			
BEGINNING ASSETS	18,846	7,861	10,985
BEGINNING LIABILITIES & CAPITAL	18,846	7,861	10,985
ENDING ASSETS	12,415	18,846	-6,431

	2000	1999	DIFF
ENDING LIABILITIES & CAPITAL	12,415	18,846	-6,431

TAX RATES

	2000	1999	DIFF
MARGINAL TAX RATE	8.84%	8.84%	0.00%
EFFECTIVE TAX RATE	0.00%	44.82%	-44.82%

FIRST LIBERTY SECURITIES, INC. 95-3798976

FORMS NEEDED FOR THIS RETURN

FEDERAL: 1120, 4562
CALIFORNIA: 100, 100-ES, 3805Q, 3885

MISCELLANEOUS INFORMATION

	FEDERAL	CALIFORNIA
MARGINAL TAX RATE	0%	8.84%
EFFECTIVE TAX RATE	0%	0%

CARRYOVERS TO 2001

	FEDERAL	CALIFORNIA
NET OPERATING LOSS	7,315	
ALTERNATIVE TAX NET OPERATING LOSS	2,401	
ELIGIBLE SMALL BUSINESS LOSS		1,020
AMT NET OPERATING LOSS		1,020

ESTIMATES

CALIFORNIA ESTIMATES

	ESTIMATE	OVERPAYMENT	BALANCE
1/15/02	800	0	800
3/15/02	0	0	0
6/17/02	0	0	0
9/16/02	0	0	0
TOTAL	$ 800	$ 0	$ 800

2000 FEDERAL DEPRECIATION SCHEDULE

FIRST LIBERTY SECURITIES, INC.

95-3798976

NO.	DESCRIPTION	DATE ACQUIRED	DATE SOLD	COST/ BASIS	BUS. PCT.	CUR 179 BONUS	PRIOR 179 BONUS	PRIOR DEC. BAL. DEPR.	BASIS REDUCTN	SALVAGE VALUE	DEPR. BASIS	PRIOR DEPR.	METHOD	LIFE	RATE	CURRENT DEPR.
FORM 1120																
	MACHINERY AND EQUIPMENT															
1	COPIER	10/13/83		3,000							3,000	3,000	S/L	5	.20000	0
2	SOFTWARE	3/08/84		2,115							2,115	2,115	S/L			0
3	COMPUTER	8/01/87		716			716				0		S/L			0
4	COMPUTER	9/01/87		3,074							3,074	3,074	S/L			0
	TOTAL MACHINERY AND EQUIPMENT			8,905		0	716	0	0	0	8,189	8,189				0
	TOTAL DEPRECIATION			8,905		0	716	0	0	0	8,189	8,189				0
	GRAND TOTAL DEPRECIATION			8,905		0	716	0	0	0	8,189	8,189				0

2000 CALIFORNIA DEPRECIATION SCHEDULE

FIRST LIBERTY SECURITIES, INC.

1157685

NO.	DESCRIPTION	DATE ACQUIRED	DATE SOLD	COST/ BASIS	BUS. PCT.	CUR 179 BONUS	PRIOR 179 BONUS	PRIOR DEC. BAL. DEPR.	BASIS REDUCTN	SALVAGE VALUE	DEPR. BASIS	PRIOR DEPR.	METHOD	LIFE	RATE	CURRENT DEPR.
FORM 100																
	MACHINERY AND EQUIPMENT															
1	COPIER	10/13/83		3,000							3,000	3,000	S/L	5	.20000	0
2	SOFTWARE	3/08/84		2,115							2,115	2,115	S/L			0
3	COMPUTER	8/01/87		716							716		S/L			0
4	COMPUTER	9/01/87		3,074							3,074	3,074	S/L			0
	TOTAL MACHINERY AND EQUIPMENT			8,905		0	0	0	0	0	8,905	8,189				0
	TOTAL DEPRECIATION			8,905		0	0	0	0	0	8,905	8,189				0
	GRAND TOTAL DEPRECIATION			8,905		0	0	0	0	0	8,905	8,189				0

TAXABLE YEAR

2001 Corporation Estimated Tax

CALIFORNIA FORM **100-ES**

For calendar year 2001 or fiscal year beginning month 10 day 01 year 2001, and ending month 09 day 30 year 2002

Type of form this entity will file:
(1) ☒ Form 100 (2) ☐ Form 100W (3) ☐ Form 100S (4) ☐ Form 109

Installment 1 — Due by the 15th day of 4th month of tax year; for Saturdays, Sundays or holidays, see instructions.

California corporation number	Federal employer identification number (FEIN)
1157685	95-3798976

Corporation name
FIRST LIBERTY SECURITIES, INC.

Address: P.O. BOX 1793 — PMB no.:

City / State / ZIP Code: CARLSBAD, CA 92008

Estimated Tax Amount 800

QSub Tax Amount

Total Installment Amount 800 .

Return this form with a check or money order payable to:
FRANCHISE TAX BOARD, PO BOX 942857, SACRAMENTO CA 94257-0531

EFT TAXPAYER: DO NOT USE 100ES01104059 Form 100-ES (REV. 2000)

DETACH HERE

TAXABLE YEAR

2001 Corporation Estimated Tax

CALIFORNIA FORM **100-ES**

For calendar year 2001 or fiscal year beginning month 10 day 01 year 2001, and ending month 09 day 30 year 2002

Type of form this entity will file:
(1) ☒ Form 100 (2) ☐ Form 100W (3) ☐ Form 100S (4) ☐ Form 109

Installment 2 — Due by the 15th day of 6th month of tax year; for Saturdays, Sundays or holidays, see instructions.

California corporation number	Federal employer identification number (FEIN)
1157685	95-3798976

Corporation name
FIRST LIBERTY SECURITIES, INC.

Address: P.O. BOX 1793 — PMB no.:

City / State / ZIP Code: CARLSBAD, CA 92008

Estimated Tax Amount

QSub Tax Amount

Total Installment Amount .

Return this form with a check or money order payable to:
FRANCHISE TAX BOARD, PO BOX 942857, SACRAMENTO CA 94257-0531

EFT TAXPAYER: DO NOT USE 100ES01104059 Form 100-ES (REV. 2000)

DETACH HERE

TAXABLE YEAR
2001 **Corporation Estimated Tax**

CALIFORNIA FORM
100-ES

For calendar year 2001 or fiscal year beginning month 10 day 01 year 2001, and ending month 09 day 30 year 2002

Type of form this entity will file:
(1) ☒ Form 100 (2) ☐ Form 100W (3) ☐ Form 100S (4) ☐ Form 109

Installment 3

Due by the 15th day of 9th month of tax year; for Saturdays, Sundays or holidays, see instructions.

California corporation number	Federal employer identification number (FEIN)
1157685	95-3798976

Corporation name
FIRST LIBERTY SECURITIES, INC.

Address: P.O. BOX 1793 PMB no.

City / State / ZIP Code: CARLSBAD, CA 92008

Estimated Tax Amount

QSub Tax Amount

Total Installment Amount

Return this form with a check or money order payable to:
FRANCHISE TAX BOARD, PO BOX 942857, SACRAMENTO CA 94257-0531

EFT TAXPAYER: DO NOT USE 100ES01104059 Form 100-ES (REV. 2000)

DETACH HERE

TAXABLE YEAR
2001 **Corporation Estimated Tax**

CALIFORNIA FORM
100-ES

For calendar year 2001 or fiscal year beginning month 10 day 01 year 2001, and ending month 09 day 30 year 2002

Type of form this entity will file:
(1) ☒ Form 100 (2) ☐ Form 100W (3) ☐ Form 100S (4) ☐ Form 109

Installment 4

Due by the 15th day of 12th month of tax year; for Saturdays, Sundays or holidays, see instructions.

California corporation number	Federal employer identification number (FEIN)
1157685	95-3798976

Corporation name
FIRST LIBERTY SECURITIES, INC.

Address: P.O. BOX 1793 PMB no.

City / State / ZIP Code: CARLSBAD, CA 92008

Estimated Tax Amount

QSub Tax Amount

Total Installment Amount

Return this form with a check or money order payable to:
FRANCHISE TAX BOARD, PO BOX 942857, SACRAMENTO CA 94257-0531

EFT TAXPAYER: DO NOT USE 100ES01104059 Form 100-ES (REV. 2000)

DETACH HERE